Exhibit 99.3

Certificate of Execution of Deed of Merger

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. This translation has been prepared solely for the convenience of the reader.

The original version in Italian takes precedence

CERTIFICATE OF STIPULATION OF DEED OF MERGER

I Ettore MORONE,

Notary public enrolled on the Notary Roll of the Districts of Torino and Pinerolo, with residence in Torino,

hereby certify

that today was stipulated with a deed under my hand and seal, file n. 109.563/17.118, to be registered as provided for by the law, the merger for incorporation of

SANPAOLO IMI S.p.A., with Registered office in Torino, piazza San Carlo, 156, with share capital of 5,400,253,255.68 euro, registered at the Company Register of Torino with No. 06210280019, with and into

BANCA INTESA S.p.A., with Registered office in Milano, piazza Paolo Ferrari, 10, with share capital of 3,613,001,195.96 euro, registered at the Company Register of Milano with No. 00799960158.

Pursuant to the merger plan, in the deed of merger for incorporation, and amongst other issues, the parties provided for:

•      the merger vis-à-vis third parties, pursuant to art. 2504 bis, par. 2 of the Italian Civil Code,

shall come into effect as of 1st January 2007,

•      the transactions of the merged company shall be recorded in the books of the surviving company, also for tax purposes pursuant to par. 9 of art. 172 of Presidential Decree 917/86, as of 1st January 2007.

As a consequence of the merger, the surviving company shall succeed, ipso iure, to all of the merged company’s assets and liabilities, in force or in fieri, both in Italy and abroad, and therefore all the assets, rights and legal relationships of any kind of the merged company shall be transferred to the surviving company, such as in particular the concessions, authorisations and licences of whatever nature and type, the trade names, the company names, the logos, the distinctive signs, lease contracts of any kind, insurance, procurement, public tender, labour, service or supply contracts of whatever type, even those not yet executed, including orders pending or in execution, credits, debits, deposits of whatever nature with whoever made, the rights and commitments, legal filings, litigations, the legal, judicial, administrative, fiscal and tax actions and, moreover in general, all securities or real estate assets and titles, tangible or intangible, principal or accessory, without exceptions or limitations of any type, which are or may arise in the merged company.

In particular, the surviving company shall succeed:

•      to all the mandates conferred to the merged company as well as to all the mandates given by the merged company and to the related powers attributed to the latter or conferred by the latter;

•      to all the deeds in general of the merged company which attribute faculties (including powers of signature, expenditure and to grant and manage credit) and powers, as well as to the relevant powers of attorney, including those for legal representation in court proceedings and in other circumstances.

Furthermore, the following are also confirmed:

•      all the mandates conferred to the surviving company as well as all mandates given by the surviving company and the related powers attributed to the latter or conferred by the latter;

•      all the powers and faculties (including powers of signature, expenditure and to grant and manage credit) attributed by the surviving company and the powers of attorney conferred by the latter, including those for legal representation in court proceedings and in other circumstances.

As of 1st January 2007 the other resolutions of the Extraordinary Shareholders’ Meeting of the surviving company held on 1st December 2006 shall also come into effect and, amongst other issues, provide for,:

•      the change in the corporate name to “Intesa Sanpaolo S.p.A.”,

•      the transfer of the Registered office to Torino, Piazza San Carlo, 156,

•      the institution of a secondary registered office in Milano, via Monte di Pietà, 8.

This certificate is issued upon request of the surviving company.

Torino, twenty-eighth December two-thousand-and-six.